Notice to ASX/LSE 14 March 2022 Rio Tinto Makes All-Cash Proposal to Acquire Full Ownership of Turquoise Hill • Creates a more efficient ownership and governance structure for the Oyu Tolgoi project • Strengthens Rio Tinto’s copper portfolio and reinforces long-term commitment to Mongolia • C$34 per share proposed acquisition price values Turquoise Hill minority shareholdings at US$2.7 billion • Opportunity for Turquoise Hill shareholders to realise compelling, immediate and certain value Rio Tinto has made a non-binding proposal to the Turquoise Hill Board to acquire the approximately 49% of the issued and outstanding shares of Turquoise Hill that Rio Tinto does not currently own (the “Proposed Transaction”). Under the terms of the Proposed Transaction, Turquoise Hill minority shareholders would receive C$34 in cash per Turquoise Hill share, representing a premium of 32% to Turquoise Hill’s last closing share price on the Toronto Stock Exchange. This proposal would value the Turquoise Hill minority share capital at approximately US$2.7 billion. The Proposed Transaction follows the recent comprehensive agreement reached between Rio Tinto, Turquoise Hill and the Government of Mongolia to move the Oyu Tolgoi project forward, reset the relationship between the partners and approve commencement of underground operations. It would simplify the Oyu Tolgoi ownership structure, strengthen Rio Tinto’s copper portfolio, and reinforce its long-term commitment to Mongolia. In addition, the Proposed Transaction provides Turquoise Hill minority shareholders with the ability to realise compelling, immediate and certain value for their shares at a time when uncertainties inherent in the development of the underground operations and funding of such development remain. Rio Tinto Chief Executive Jakob Stausholm said “Rio Tinto strongly believes in the long-term success of Oyu Tolgoi and Mongolia, and delivering for all stakeholders over the long-term. That is why we want to increase our interest in Oyu Tolgoi, simplify the ownership structure, and further strengthen Rio Tinto’s copper portfolio. We believe the terms of proposal are compelling for Turquoise Hill shareholders. “The Proposed Transaction would enable Rio Tinto to work directly with the Government of Mongolia to move the Oyu Tolgoi project forward with a simpler and more efficient ownership and governance structure. With our relationship reset and the underground operations commenced, this transaction demonstrates our clear and unequivocal long-term commitment to Mongolia.” Rio Tinto looks forward to working constructively with the Turquoise Hill Board to progress the Proposed Transaction. Should Turquoise Hill investors not accept the Proposed Transaction, Rio Tinto welcomes their continued investment and equal share of future risks and funding obligations. Rio Tinto’s proposal to the Turquoise Hill Board will be filed promptly with the Securities and Exchange Commission in accordance with applicable laws and regulations in the United States. The Proposed Transaction, which is expected to be conducted by way of a Canadian plan of arrangement, will be subject to customary closing conditions, including approval by a majority of the votes cast by Turquoise Hill minority shareholders. The Proposed Transaction is not subject to any financing condition or due diligence. No agreement has been reached between Rio Tinto and Turquoise Hill, and there can be no assurance that any transaction will result from these discussions. Even if a transaction is agreed, there can be no assurances as to its terms, structure or timing. Credit Suisse, RBC Capital Markets and Rothschild & Co are acting as financial advisors to Rio Tinto, and McCarthy Tétrault LLP and Sullivan & Cromwell LLP are acting as legal advisors. Rio Tinto and its advisors stand ready to work with the Turquoise Hill Board of Directors to agree to the terms of, and implement, the Proposed Transaction.

Notice to ASX/LSE Page 2 of 3 Notes to editors Given Rio Tinto’s approximately 51% ownership in Turquoise Hill, the Proposed Transaction will be required to follow the rules set out in Canadian Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions. This will require, among other things, a Special Committee of the Turquoise Hill Board, which will not include any Rio Tinto nominees, to assess the terms of the Proposed Transaction. As part of that assessment the Special Committee will need to obtain a formal valuation of the common shares in Turquoise Hill by an independent valuator. With the Special Committee’s support, and after completion of the independent valuation and agreement between Rio Tinto and Turqouise Hill on the terms and conditions of the transaction, Turquoise Hill will schedule a meeting of its shareholders to approve the transaction. The transaction must be approved by a vote by (i) holders of 66 2/3% or more of the Turquoise Hill shares, and (ii) a majority of the Turquoise Hill minority shareholders, in each case of those shares voted at the meeting. If the Proposed Transaction is successful Rio Tinto will hold a 66% interest in Oyu Tolgoi with the remaining 34% owned by Mongolia. The valuation of Turquoise Hill minority shareholdings at US$2.7 billion is based on a Canadian dollar exchange rate of US$0.7874 as at 11 March. Rio Tinto Canadian early warning disclosure Rio Tinto currently beneficially owns 102,196,643 common shares of Turquoise Hill, representing approximately 51% of the issued and outstanding common shares of Turquoise Hill. Rio Tinto also has anti- dilution rights that permit it to acquire additional securities of Turquoise Hill so as to maintain its proportionate equity interest in Turquoise Hill from time to time. This announcement is authorised for release to the market by, and a copy of the related early warning report may be obtained from, Rio Tinto’s Group Company Secretary. The head office of Turquoise Hill is located at 1 Place Ville-Marie, Suite 3680, Montreal, Quebec, Canada H3B 3P2. Additional disclosures This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law. Forward-Looking Statements This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this release, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially include, but are not limited to, those relating to whether any definitive offer will be made, whether the definitive offer will be accepted and approved, whether any agreement will be executed, or whether this or any other transaction will be consummated. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All information provided in this press release, including the forward-looking statements herein, speak only as of the date of this press release.

Notice to ASX/LSE Page 3 of 3 This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of Rio Tinto plc is Steve Allen, Group Company Secretary. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation. Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 riotinto.com